FOR IMMEDIATE RELEASE

            UNITED RENTALS URGES REMOVAL OF RENTAL SERVICE BOARD

   Urges Rental Service Stockholders To Tender Shares At $22.75 Per Share

      GREENWICH, CT, April 16, 1999 - United Rentals, Inc. (NYSE: URI) said today that it is proceeding as previously announced with its $22.75 per share all cash tender offer for the shares of Rental Service Corp. (NYSE:
RSV), and for the removal of the Rental Service board through a consent solicitation.

      Bradley Jacobs, chairman and chief executive officer of United Rentals, said, "Rental Service's actions today confirm our view that the current Rental Service board is not acting in the best interests of Rental Service stockholders. We urge the Rental Service stockholders to express their disapproval with the Rental Service board's decisions by tendering their shares to United Rentals."

      Noting Rental Service's first quarter earnings release today and its 14D-9 filing, Mr. Jacobs continued, "We are carefully reviewing the documents and have numerous concerns. Among other things, we question Rental Service's estimates of accretion and other measures of value."

       "We strongly believe that the Rental Service stockholders will see the superiority of our $22.75 per share, all cash tender offer, which represents a 32% premium over Rental Service's closing price prior to the announcement of our offer," said Mr. Jacobs.

      United Rentals is the largest equipment rental company in North America and serves over 900,000 customers through its network of 470 locations in 40 states, Canada and Mexico.

      This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rental Service Corp. Such offer is made solely by the Offer to Purchase dated April 5, 1999 of United Rentals, Inc. and UR Acquisition Corporation and the related Letter of Transmittal. In addition, this press release should not be construed to constitute a solicitation of proxies for any meeting of the stockholders of Rental Service, nor should this press release be construed to constitute a solicitation of any consent. Any such solicitation which United Rentals or any affiliate thereof might make would be made only pursuant to separate proxy or consent materials prepared and filed with the Securities and Exchange Commission in compliance with the requirements of the Securities Exchange Act of 1934.


      Investor contact:            Media contact:
      Robert Miner                 Fred Bratman or Tracy Williams
      United Rentals               Sard Verbinnen & Co.
      Phone: 203-622-3131          Phone: 212-687-8080
      Fax: 203-622-6080            Fax: 212-687-8344
      E-mail:  bminer@ur.com       E-mail:  fbratman@sardverb.com
                                              or twilliams@sardverb.com